Mail Stop 3561

December 15, 2006

Rene R. Joyce
Chief Executive Officer
Targa Resources Partners LP
1000 Louisiana, Suite 400
Houston, TX 77002

> **Re: Targa Resources Partners LP**
> **Registration Statement on Form S-1**
> **Filed November 16, 2006**
> **File No. 333-138747**

Dear Mr. Joyce:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus.

Cover page

3. Please indicate that nearly all of the offering proceeds will be used to pay Targa Resources, Inc. to retire a portion of your affiliate indebtedness.

Summary, page 1

4. Please note that the summary is merely intended to provide a brief overview of the key aspects of the offering. In is current form, your disclosure appears lengthy and repeats much of the information fully discussed later in the document. Please substantially revise this section to provide only a brief overview of the offering and a brief summary of your business operations. See Instruction to Item 503(a) of Regulation S-K.

5. Please provide all of the required disclosures of Item 10(e) in each instance a non-GAAP measure is presented.

6. Please provide support for the qualitative and comparative statements contained in your prospectus. We note the following examples:

   - "[T]arga, a leading provider of midstream natural gas and NGL services in the United States…," page 1;
   - "our assets have strong market positions…," page 2;
   - "we have high-quality assets…," page 2;
   - "We own and operate of the largest integrated natural gas gathering, compression, treating and processing systems…," page 88; and
   - "[t]he Barnett Shale region of the Fort Worth Basin is one of the most productive natural gas-producing regions in North America," page 88.

   These are only examples. To the extent the statement represents management's belief, please tell us the basis for that belief. Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Please revise throughout your prospectus as necessary.

Targa Resources Partners LP, page 1

7. We note your disclosure that as of June 30, 2006, Targa had total assets of $3.5 billion. Please note that your disclosure in the prospectus should be updated to the latest practicable date. Please revise throughout your document accordingly.

8. Please disclose the reasons why "[T]arga intends, but is not obligated, to offer us [you] the opportunity to purchase substantially all of its remaining businesses."

9. We note your use of technical or industry-specific terms and phrases, including "fractionating," "formations," "throughput capacity," "MMcf/d," "Bbls/d," etc. Please revise to define all technical or industry-specific terms the first time they appear, here and throughout your filing.

The Offering, page 10

10. Please expand your disclosure to include the offering price of the common units.

11. Where you discuss your cash distribution policy, as in this section, please revise to state what you "will" pay instead of what you "expect" or "intend" to pay.

12. Please expand your disclosure under an appropriate subsection to indicate that the subordination period would end if the unitholders remove your general partner other than for cause and units held by the general partner and its affiliates are not voted in favor of such removal.

Non-GAAP Financial Measures, page 16

13. Your presentation of operating margin appears to be a non-GAAP measure prohibited by Item 10(e) of Regulation S-K. Your disclosure on page 16 indicates that you are using this non-GAAP measure as both a measure of performance and liquidity. Please be advised that Item 10(e)(1)(ii)(A) of Regulation S-K prohibits you from excluding charges that require cash settlement from a non-GAAP liquidity measure. In this regard, your exclusion of expenses that require or will require cash settlement, such as general and administrative expense, interest expense and deferred income tax, is inappropriate. Either remove this measure in your filing or tell us why your presentation complies with the restrictions in Item 10(e) of Regulation S-K.

This comment also applies to your similar use of this non-GAAP measure to discuss your changes in liquidity and capital resources in MD&A and also when discussing commodity price risk in your quantitative and qualitative disclosures about market risk.

Risk Factors, page 18

14. Some of your risk factors appear overly lengthy and should be shortened to concisely disclose the material risk. For example, we note the following risk factors:

- Our hedging activities may have a material adverse effect…, page 20;
- Targa controls our general partner, which has sole…, page 30; and
- Our partnership agreement limits our general partner's…, page 31.

15. Some of your risk factors indicate that if the risk materializes, it could have a material effect on your "[b]usiness, results of operations and financial condition" or other similar language. Please revise to more precisely articulate the specific risk or consequence that would result from each risk factor.

16. Please remove mitigating language from your risk factors. For example, we note your mitigating disclosures, "Although this customer is subject to long-term contracts…," "Although Targa is in the process of implementing controls to properly prepare and review our financial statements…" and "Although we have taken certain steps in our organizational structure, financial reporting and contractual relationships to reflect the separateness of us and Targa…" in the risk factors "We depend on one natural gas producer for a significant portion…," page 22, "If our general partner fails to develop or maintain an effective system of internal controls…," page 29 and "The credit and business risk profile of our general partner…," page 31. These are only examples. Please revise throughout this section accordingly.

Use of Proceeds, page 39

17. Please quantify the amount of the structuring fee and specify the matters to which this fee relates. You should explain the difference between the structuring transactions and the formation transactions.

Our Cash Distribution Policy and Restrictions on Distribution, page 43

Limitations on Cash Distributions and Our Ability to Change…, page 43

18. We note your disclosure in the first bullet point that your credit facility contains material financial tests and covenants that you must satisfy in order to make distributions. Please expand your disclosure to briefly describe the material financial tests and covenants. Further, please more fully describe your financial covenants under the credit facility under "Description of Credit Agreement" on page 80.

19. Please revise your discussion and the related "Financial Forecast for the Twelve Months Ending December 31, 2007" table presented on page 49 to remove your estimates of forecasted EBITDA. Your discussion and related table should only present the minimum EBITDA required to pay your minimum quarterly distributions for the twelve month period ending December 31, 2007. You may discuss your forecasted operations within the "Assumptions and Considerations" section.

Assumptions and Considerations, page 52

20. Please state at the beginning of this section, if true, that you believe your assumptions and considerations are reasonable. If you do not believe that these assumptions and considerations are reasonable, please advise.

Management's Discussion and Analysis of Financial Condition and Results…, page 68

21. Please confirm that you do not have any off-balance sheet arrangements. See Item 303(a)(4) to Regulation S-K.

22. Where you describe more than one business reason for a significant change in a financial statement line item between periods, please quantify, where possible, the incremental impact of each individual business reason on the overall change. For example, please quantify in dollars the:

   - increase or decrease in revenues for natural gas, NGLs and condensate attributable to both changes in prices and volumes; and

   - the corresponding impact of price and volume increases or decreases on product purchases;

   Please also revise your forecast on page 52 to provide this additional detail in both your discussion of estimated and historical results of operations. Refer to Item 303(a) of Regulation S-X and SEC Release No. 33-8350.

Business, page 86

Strategies, page 87

23. We refer you to your disclosure under "Pursuing strategic and accretive acquisitions." Please expand your disclosure in this section to more fully discuss your acquisition strategy, including the factors that you will consider in deciding whether or not to acquire complementary businesses.

Competitive Strengths, page 88

24. We note your disclosure in this section highlighting what you believe to be your competitive strengths. For balance, please disclose any disadvantages, challenges or weaknesses regarding any aspect of your business operations.

Overview of Forth Worth Basin/Bend Arch, page 96

25. We note that your disclosure in this section contains conclusory statements or statistical information. Please note that the source(s) of statistical data or similar types of disclosure should be disclosed in your prospectus. Please revise here and throughout your prospectus as necessary.

Customers and Contracts, page 100

26. We note your disclosure that you have a long-term strategic relationship with ConocoPhillips, which represented 35% of your volumes. You further disclose that ConocoPhillips has "[d]edicated to us [you] substantially all of its natural gas production from 30,000 acres in Wise and Denton counties through 2015 with a 10-year renewal…." Please expand your disclosure to more clearly describe the "dedication" you received from ConocoPhillips. In this regard, please discuss the binding nature of the dedication, as well as the material terms of the dedication.

Competition, page 101

27. Please expand your disclosure to discuss your competitive position within your industry in the Fort Worth Basin. See Item 101(c)(1)(x) of Regulation S-K.

Executive Compensation, page 111

28. We note that you have not provided information as to executive compensation paid by your general partner, including the summary compensation table and the options grants table, apparently because you and the general partner have only been recently formed. Please provide that information going forward.

Certain Relationship and Related Party Transactions, page 114

29. Please disclose the amount that Targa paid for the assets it will contribute to you relative to the value of the distributions and payments to be made to Targa in connection with your formation.

30. Please include any transactions with Merrill Lynch in this section to the extent that it holds five percent or more of your voting securities. See Item 404(a) of Regulation S-K.

Financial Statements, page F-1

Targa North Texas Audited Combined Financial Statements, page F-9

Combined Statements of Cash Flow, page F-14

31. Please explain the line "Items not affecting cash flows from operating activities:" Either tell us why and how the items included under this caption do not affect cash flows from operating activities or appropriately revise the caption.

Notes to Combined Financial Statements, page F-15

Note 3 – Significant Accounting Policies, page F-16

Revenue Recognition, page F-16

32. Please expand your revenue recognition policy to discuss the types of contractual arrangements you have with your customers, including your percent-of-proceeds and keep whole contracts. For each type of contractual arrangement, please disclose and discuss how each criteria listed in your current revenue recognition policy is met in order to recognize revenue.

Exhibits

33. Please file all required exhibits with enough time for us to review them before requesting effectiveness. We may have further comments after reviewing this information.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323, or Will Choi, Branch Chief, at (202) 551-3716, if you have questions regarding comments on the financial statements and related matters. Please contact Kurt Murao, Attorney Advisor, at (202) 551-3338, or Ellie Quarles, Special Counsel, at (202) 551-3238 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David P. Oelman, Esq.
       Vinson & Elkins LLP
       Fax: (713) 615-5861